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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                       EXCHANGE NATIONAL BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK - $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   301309100
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                                 (CUSIP Number)


--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO.   301309100               13G                      Page 2 of 8 Pages
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        THE EXCHANGE NATIONAL BANK OF JEFFERSON CITY 43-1626351
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ] NOT APPLICABLE
               -----------------------------------------------------------------
        (b) [ ] NOT APPLICABLE
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        ORGANIZED UNDER THE LAWS OF THE UNITED STATES
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     Number of             5.      Sole Voting Power

      Shares                       374,152
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      9,000
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     573,070
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   27,105
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        609.214
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        N/A
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        14.6%
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 12.    Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------
        BK
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                                                               Page 3 of 5 Pages

ITEM 1:

        (a) Name of Issuer: Exchange National Bancshares, Inc.

        (b) Address of Issuer's Principal Executive Offices:

            132 East High Street
            Jefferson City, Missouri 65101

ITEM 2:

        (a) Name of Person Filing: This Schedule 13G is filed by the Exchange National Bank of Jefferson City (the "Bank").

        (b) Address of Principal Business Office or, if none, Residence: The business address for the Bank is 132 East High Street, Jefferson City, Missouri 65101.

        (c) Citizenship: The Bank is a national banking association organized under the laws of the United States.

        (d) Title of Class of Securities: Common stock, par value $1.00 per share.

        (e) CUSIP No.: 301309 10 0

ITEM 3:

        If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2(b), check whether the person filing is a:

        (a) (X) Bank as defined in Section 3(a)(6) of the Act. Income Security
            Act

ITEM 4: Ownership (as of December 31, 2003)

        (a) Amount beneficially owned: 609,214 shares.

        (b) Percent of class: The shares identified in paragraph (a) above as being beneficially owned by the Bank represent 14.6% of the 4,169,847 shares outstanding on December 31, 2003.

        (c) Number of shares of which such person has:

                 (I) sole power to vote or to direct the vote: 374,152 shares.




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                                                               Page 4 of 5 Pages


                 (ii)  shared power to vote or to direct the vote: 9,000 shares.

                 (iii) sole power to dispose or to direct the disposition of:
                       573,070 shares.

                 (iv)  shared power to dispose or to direct the disposition of:
                       27,105 shares.

ITEM 5: Ownership of Five Percent or Less of a Class.

        Not applicable.

ITEM 6: Ownership of More than Five Percent on Behalf of Another Person.

        Of the shares reported in this Schedule 13G, 207,957 shares are held by the Bank as trustee of the Exchange National Bank of Jefferson City Profit-Sharing Trust for the benefit of that trust's participants, as to which shares the Bank has sole investment power but no voting power. The remaining 401,257 shares reported in this Schedule 13G are held by the Bank as trustee or co-trustee, personal representative or administrator under various individual trusts and estates that exist for the benefit of the respective beneficiaries identified by the applicable trust or estate documentation, as to which shares the Bank has sole voting power as to 374,152 shares, shared voting power as to 9,000 shares, sole investment power as to 573,070 shares, and shared investment power as to 27,105 shares.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

ITEM 8: Identification and Classification of Members of the Group.

        Not applicable.

ITEM 9: Notice of Dissolution of Group.

        Not applicable.






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                                                               Page 5 of 5 Pages


ITEM 10: Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 11, 2004



                                       EXCHANGE NATIONAL BANK OF
                                           JEFFERSON CITY

                                       By The Exchange National Bank of
                                                  Jefferson City

                                       BY:  Sam S. Phillips
                                          ------------------------
                                            Sam S. Phillips
                                            Vice President & Trust Officer



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                     INFO FOR SCHEDULE 13G (AS OF 12/31/03)
                       SECURITIES AND EXCHANGE COMMISSION

Exchange National Bancshares Held By Bank as Sole Trustee, Sole Personal Representative or Sole Administrator and may be voted per Stinson, Mag & Fizzell (Howard H. Mick) letter dated 5/30/97.


                                      SHARES         TRUST ACCOUNT

Sole Vote & Sole Disposition           1,680       Trust u/w John N. Bauer
                                     113,070       Julian A. Ossman Trust
                                       1,518       Robert E. Chiles Trust
                                       2,000       Rosanna Vilm Trust
                                       6,500       Frank Railton Trust A
                                      22,371       Frank Railton Trust B
                                     116,730       Frank Railton Trust C
                                       9,609       Cletus Kolb Residuary
                                      22,500       Lucile Zuendt Trust
                                      16,425       Mae Floreine Ochsner Trust
                                       9,000       Margaret Railton Trust
                                      30,000       Russell & Betty Holt Trust
                              ---------------

                                     351,403       TOTAL

Exchange National Bancshares held by Bank Trust Department which are voted by Authorization of the Trust Agreement. Bank has Dispositive powers.

                                      SHARES         TRUST ACCOUNT

Sole Vote & Sole Disposition          10,750       Alice M. Dulle Trust
                                       2,240       Joseph J. Mayer Education
                                                   Trust
                                         720       Mildred B. Rich Trust
                              ---------------

                                      13,710       TOTAL



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Exchange National Bancshares held by Bank as Trustee for Individual Retirement
Trust Accounts with shares voted by Grantor of Trust as Authorized by Trust Agreement. Bank does not have dispositive powers

                                      SHARES          TRUST ACCOUNT

 No Vote and No Disposition            6,300       Herbert Logan IRA
                                       5,655       Loretta Schubert IRA
                                       4,067       Gerald W. Abbott IRA
                                      22,250       Hugh A. Hutinger IRA
                                         900       Shirley A. Hutinger IRA
                                       7,365       Shirley L. Murphy IRA
                                      38,952       James R. Loyd IRA
                                      10,104       Carolyn LePage IRA
                                          30       Eileen A. Cremer IRA
                                         318       James L. Vossen IRA
                                       6,481       Lois Garnett IRA
                                       3,277       Waleah E. Hunter IRA
                                       2,112       Michelle Tellman IRA
                                      32,806       Charles G. Dudenhoeffer, Jr.
                                                   IRA
                                       9,050       Gerald A. Colvin IRA
                                      13,372       Pauline M. Bax IRA
                              ---------------

                                     163,039       TOTAL

Exchange National Bancshares held by Trust Department with Co-Trustee

                                      SHARES         TRUST ACCOUNT

No vote - Shares not held
 solely by Bank:Co-                    5,550       Vic P. Agee Trust
Trustee Votes. Shared
     Disposition                      12,555       John C. Scruggs Trust u/w FBO
                              ---------------      Helen E. Scruggs

                                      18,105       TOTAL



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Exchange National Bancshares held by Trust Department with sole disposition and no voting powers

                                      SHARES         TRUST ACCOUNT

Shared vote & Shared Disposition       9,000       Hugo Bernel Ochsner Trust u/a
                                                   11/17/92



                                      SHARES         TRUST ACCOUNT

  No Vote & No Disposition             2,484       Riverview Cemetery
                                                   Association Trust (No voting
                                                   - No Dispositive)

                                       4,500       Opal Steiner Power of
                                                   Attorney Trust
                              ---------------

                                       6,984       TOTAL

Exchange National Bancshares held by Trust Department which can be voted but no dispositive power. Trust Agreement states that stock is to be held. No power to vote. Will vote per Howard Mick letter dated 5/30/97

                                      SHARES         TRUST ACCOUNT
 Sole Vote & No Disposition
                                       9,039       Trust u/w Celeste P. Thomas


Exchange National Bancshares held by Trust Department with sole disposition and no voting powers

                                      SHARES         TRUST ACCOUNT
 Sole Disposition & No Voting
                                     207,957       Profit Sharing Trust